Filed Pursuant To Rule 424(b)(3)
Registration No. 333-101255

Prospectus Supplement to Prospectus dated November 27, 2002

Boston Properties, Inc.

7,087,482 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated November 27, 2002, relating to the offer for sale of up to an aggregate of 7,087,482 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if, and to the extent that, they exercise their rights to convert their Series Two preferred units into common units, tender these common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “The Selling Stockholders,” in the prospectus dated November 27, 2002. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of September 18, 2007. Unless we indicate otherwise, the information in this prospectus supplement is as of September 18, 2007.

Name	Common Stock and Units Beneficially Owned as of September 18, 2007	Common Stock Offered Hereby	Common Stock and Units Beneficially Held after Offering (1)	Percentage of All Common Stock and Units (2)	Percentage of All Common Stock (3)
Louis R. Benzak	0	0	0	*	*
Estate of Louis R. Benzak	11,203	11,203	0	*	*

*	Less than 1%.
(1)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders.
(2)	Assumes that all the common units and preferred units (on an as converted basis) held by the selling stockholder are presented to Boston Properties for redemption and acquired by Boston Properties for shares of common stock. The total number of shares of common stock and common units outstanding used in calculating the percentage assumes that all of the common units, preferred units and LTIP units (assuming conversion in full into common units, as applicable) held by all persons other than Boston Properties are presented to Boston Properties for redemption and acquired by Boston Properties for shares of common stock.
(3)

Assumes that all Series Two preferred units held by the selling stockholder are converted into common units and all common units held by the selling stockholder (including those resulting from conversion) are presented to Boston Properties for redemption and acquired by Boston Properties for shares of common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the common units (including those resulting from conversion) held by other persons are presented to Boston Properties for redemption and acquired by Boston Properties for shares of common stock.

This prospectus supplement is not complete without the prospectus dated November 27, 2002, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is October 17, 2007.

S-2